WHEATON™ PRECIOUS METALS

NEWS RELEASE

TSX | NYSE | LSE: WPM
wheatonpm.com

April 11, 2023
Vancouver, British Columbia

Wheaton Precious Metals to Release 2023 First Quarter Results on May 4, 2023

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. will release its 2023 first quarter results on Thursday, May 4, 2023, after market close.

A conference call will be held on Friday, May 5, 2023, starting at 11:00 am ET (8:00 am PT) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-888-664-6383
Dial from outside Canada or the US:	1-416-764-8650
Pass code:	26164042
Live webcast:	Webcast URL

The accompanying slideshow will also be available in PDF format on the 'Presentations' page of the Wheaton Precious Metals website before the conference call. The conference call will be recorded and available until May 12, 2023 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-888-390-0541
Dial from outside Canada or the US:	1-416-764-8677
Pass code:	164042 #
Archived webcast:	Webcast URL

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming.

For further information, please contact:

Patrick Drouin or Emma Murray
Investor Relations | Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com